Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: February 18, 2016

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on September 8, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF.

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February 18, 2016

CF Industries

February 18, 2016

9:00 a.m. EST

Operator:                                                                                            Good day, ladies and gentlemen, and welcome to the CF Industries Holdings fourth quarter and full-year 2015 conference call. My name is Shannon and I will be your coordinator for today.

At this time, all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of the presentation. To pose a question at any time, please press star-one on your touch-tone telephone keypad. If at any time during the call you require assistance, please press star-zero, and a coordinator will be happy to assist you.

I would now like to turn the presentation over to your host for today, Mr. Dan Aldridge, Director of Investor Relations. Sir, please proceed.

Dan Aldridge:                                                                     Thanks, Shannon. Good morning, and thanks for joining us on this conference call for CF Industries Holdings Inc. I’m Dan Aldridge, Director of Investor Relations, and with me today are Tony Will, our President and Chief Executive Officer; Dennis Kelleher, our Senior Vice President and Chief Financial Officer; Bert Frost, our Senior Vice President of Sales, Distribution and Market Development; and Chris Bohn, our Senior Vice President of Manufacturing.

CF Industries Holdings Inc reported its fourth quarter 2015 results yesterday afternoon, as did Terra Nitrogen Company, LP. On this call, we will review the CF Industries results in detail and discuss our outlook, referring to several of the slides that are posted on our website. At the end of the call, we’ll host a question-and-answer session.

As you review the news releases posted on the Investor Relations section of our website at cfindustries.com, and as you listen to this conference call, please recognize that they contain forward-looking statements as defined by federal securities laws. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those detailed on slide 3 of the accompanying presentation, and from time to time in the company’s Securities and Exchange Commission filings. These forward-looking statements are made as of today, and the company assumes no obligation to update any forward-looking statement.

This conference call will include discussion of certain non-GAAP financial measures. In each case, a presentation of the most directly comparable financial measure, calculated and presented in accordance with GAAP, and coinciding reconciliation of a non-GAAP financial measure to the most directly comparable financial measure, calculated and presented in accordance with GAAP, are provided in the earnings release and the slides for this webcast presentation on the company’s website, www.cfindustries.com.

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February 18, 2016

Now let me introduce Tony Will, our President and CEO.

Tony Will:                                                                                       Thanks, Dan, and good morning, everyone. Last night we posted fourth-quarter and full-year results for 2015. For the fourth quarter, CF Industries generated EBITDA of $254 million and full-year EBITDA of $1.7 billion.

After taking into account hedging losses and impairment loss on our Trinidad joint venture equity investment, costs related to both the CHS strategic venture and the OCI transaction, and expenses related to the expansion projects, adjusted EBITDA for the fourth quarter was $451 million, and adjusted EBITDA for the full year was $2 billion.

Despite difficult market conditions, we generated gross margin of over 25% in the fourth quarter and over 35% for the year. If not for the unrealized mark-to-market losses of roughly $100 million on natural gas hedges, our gross margin for the fourth quarter would have been approximately 34%; and if not for the unrealized mark-to-market losses of approximately $175 million, our gross margin for the full year was roughly 40%.

Our quarterly and full-year results continue to demonstrate the cash-generating capability of this company. We consistently deliver solid results because of our cost-advantaged position within the industry, despite the fact that the global fertilizer market is oversupplied.

In several production regions of the world, currency devaluations and other factors have reduced cost for high-cost producers, some of which have continued to run despite negative margins, leading to excess supply. As a result, there has been downward pressure on prices. Urea transactions have been reported at price levels not seen in a decade.

However, even against this backdrop, we still delivered full-year adjusted EBITDA of $2 billion. Our business is not like other commodities. It shares little to nothing with iron, steel, copper or coal. A country or region with a slowing economy may stop building skyscrapers, ships and highways, but its people still need to eat.

Global nitrogen demand remains strong and growing. To be sure, there is excess supply, but we occupy the lowest cost position in the industry, and continue to generate significant cash. All commodities are not created equal, and it is critically important to keep a perspective on the underlying fundamentals of our business as distinct from others.

First, several weeks ago there were reports of urea trading in the US Gulf at or below $200 per short ton. While some business was done at this level, the volume was extremely thin, because these prices were well below the replacement cost for the marginal producers. As we suspected all along, available volume was scarce; and just 2 weeks later, urea is now reported trading in the range of $250 per ton, up more than 25% from the beginning of February.

Second, we have seen a decrease in both Chinese exports and urea plant operating rates. The most recent industry publications for the Chinese fertilizer market indicate that operating rates for coal-based urea producers have declined to 66% in January from 73% in December.

While that may not sound like a large amount, this 7-point drop in Chinese operating rates equates to a reduction of approximately 6 million tons of urea on an annual basis. These facts suggest to us that previously published prices are not sustainable.

Third, even at the $200 per ton price trough published in January, a typical US Gulf producer of urea generates roughly 50% cash margins. This is driven by low-cost North American natural gas,

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providing us the sustainable advantage versus producers in other regions, further bolstered by the import-dependent nature of North America. So it should be obvious that the sky is not falling, that nitrogen is not like other commodities, and that our business remains highly attractive and continues to generate significant cash.

Turning to our strategic initiatives, we have made significant progress and are now in full delivery mode. Since our last earnings call, we amended our announced business combination with OCI’s European, North American and global trading and distribution businesses to incorporate in and become a tax resident of the Netherlands. We expect to close this transaction in the middle of 2016.

We commenced our strategic venture with CHS, receiving a $2.8 billion payment, and have begun shipping product under the supply agreement.

We have also entered the final stages of our capacity expansion projects. The Donaldsonville urea plant has been in production since November of last year. The UAN plant is mechanically complete and in the process of being commissioned, and we expect the welding and piping work on the ammonia plant, which represents the majority of the remaining work and cost, to be completed within the next 8 weeks.

We also expect Port Neal to be mechanically complete in the second quarter of 2016, meaning all of our spending on these projects will very soon be behind us. The total cost for both projects remains in line with our previous estimates; and similarly, our projected returns for the projects have not changed.

I will now turn the call over to Bert and Dennis to go through the details of the quarter, and then I’ll wrap up with some perspectives on strategy and the longer-term outlook. Bert?

Bert Frost:                                                                                       Thanks, Tony. The global nitrogen market continues to be supply-driven, with increased availability of internationally-sourced product pressuring prices. During the fourth quarter, prices for all fertilizer products declined, including nitrogen. Excess supply around the world and new capacity coming online all helped to push the market lower.

Urea prices declined throughout the quarter, decreasing from a high of $260 per short ton FOB NOLA at the beginning of the quarter, to $220 per short ton FOB NOLA at the end of the quarter. As Tony said, very little business was done at these low levels, as the market was highly illiquid.

During the fourth quarter, the Chinese government allowed the yuan to devalue further, continuing the trend that began in the third quarter of 2015. When accounting for the devaluation along with the decrease in coal prices and continued weakness in ocean freight, cash cost of urea production for the marginal Chinese anthracite coal-based producer are now estimated to be near the seasonal low of roughly $225 per short ton delivered to the US Gulf. As Tony mentioned, production rates in China are declining, and some high-cost producers have already curtailed production or shut down altogether.

Exports out of China were 1.5 million tons lower than the fourth quarter of 2015 compared to the same period in 2014. For the full year 2015, exports totaled approximately 13.8 million tons, which is slightly higher than the full year 2014.

In the US, industrial ammonia demand was impacted by lower phosphate production, and the fourth quarter agricultural ammonia application season was negatively impacted by weather. Warm weather into early November, coupled with the combination of rain and snow later that month, limited most of the Midwest from getting applications completed. In addition, customers

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were reluctant to buy urea and UAN during much of the fourth quarter due to the prospect of lower prices in the future.

The weather-related disruption of the fourth-quarter ammonia application season, along with delayed purchases of UAN and urea during the fourth quarter, should lead to a larger-than-average spring demand and a corresponding rebound in prices, as nitrogen fertilizer must be applied on an annual basis.

Ahead of spring, the company is well-positioned, with inventory prepared to serve key markets. Nitrogen fertilizer demand in North America is expected to remain steady in 2016 compared to 2015. Current projected returns for the 2016 crop, based on new crop futures, continue to favor corn plantings over soybeans. As a result, 2016 corn planting is expected to reach approximately 90.5 million acres, which is a 2.5-million-acre increase from 2015.

North American natural gas continues to provide the company a substantial cost advantage compared to other global producers. The North American natural gas market began the fourth quarter of 2015 with minimal price movement and lower volatility.

However, that quickly turned into a sharp downward shift in prices in the latter half of October. Stronger-than-expected El Niño conditions brought warmer weather that continued through much of the quarter and was a large contributor to the significant decrease in gas demand. Natural gas consumption in North America for residential and commercial uses during the fourth quarter of 2015 was 16% lower in the fourth quarter of—and the fourth quarter of 2014.

Despite the continued decrease in rig count, gas production continued at record levels during the fourth quarter, and the storage balance in North America reached a record level of 4 trillion cubic feet at the end of the injection season.

Now let me turn the call over to Dennis.

Dennis Kelleher:                                                        Thanks, Bert. In the fourth quarter, we generated $254 million of EBITDA and earnings per diluted share of $0.11. Included in these results were approximately a $98 million unrealized mark-to-market loss on our natural gas hedges, a $62 million loss for an impairment of our PLNL joint venture equity investment, $20 million in transaction costs related to the OCI transaction and the CHS strategic venture, $15 million in expansion costs for our Donaldsonville and Port Neal facilities, and a $3 million loss on our foreign currency hedges. When taking these items into account, our adjusted EBITDA for the fourth quarter was $451 million, and our adjusted earnings per diluted share was $0.76.

For the year we generated $1.7 billion in EBITDA, and earnings per diluted share of $2.96. Our adjusted EBITDA was $2 billion, and our adjusted net earnings per diluted share was $3.88.

Our realized natural gas cost for the quarter was $3.07 per MMBtu and consisted of purchased natural gas of $2.66 per MMBtu and a realized loss of $0.41 per MMBtu on our natural gas hedges for the fourth quarter of 2015. Our natural gas cost has declined by 25% when compared to the fourth quarter of 2014.

For the full year 2015, our realized natural gas cost was also $3.07 per MMBtu, a 28% reduction compared to 2014. During the fourth quarter, the company did not enter into any additional natural gas hedges.

The company completed a review of its equity method investment in Point Lisas Nitrogen Limited (PLNL), our 50% investment in an ammonia production joint venture located in the Republic of

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Trinidad and Tobago. This review assessed the recoverability of the company’s carrying value of the investment.

During the fourth quarter of 2015, the company recognized an impairment charge of $62 million relating to its investment in PLNL, due to continuing gas curtailments from the government-controlled gas supplier, and the expectation is that these curtailments will continue.

On December 18, 2015, the Protecting Americans from Tax Hikes (PATH) Act was signed into law and applies to tax years 2015 through 2019. One of the provisions of the Act permits companies to deduct 50% of their capital expenditures for federal income tax purposes in the year qualifying assets are placed into service.

As a result of this provision, for the year ended December 31, 2015 the company recorded a federal tax receivable of approximately $120 million that is expected to result in a tax refund. This receivable is primarily associated with the new urea plant and related offsites that were placed into service at the company’s Donaldsonville, Louisiana complex during November of 2015.

In 2016, the company expects to place into service the new UAN and ammonia plants at Donaldsonville, and the new urea and ammonia plants at Port Neal. Most of these assets will also qualify for the 50% bonus depreciation for fiscal year 2016. As a result of these additional assets being placed into service in 2016, the company expects to have significantly reduced cash tax payments for the year.

For the full year 2015, our total capital expenditures were approximately $2.5 billion. This consists of approximately $1.7 billion for the capacity expansion projects, plus approximately $600 million of sustaining improvement and other capital expenditures, and $155 million of capitalized interest.

For 2016, the company expects to have capital expenditures of approximately $1.8 billion, of which $1.2 billion will be for the capacity expansion project and $600 million will be for sustaining improvement and other projects.

With that, Tony will provide some closing remarks before we open the call to Q&A.

Tony Will:                                                                                       Thanks, Dennis. Before we move on to Q&A, I wanted to review our near- and longer-term outlook and the significant benefits of our strategic initiatives. As we have already discussed, our business continues its strong operating performance, delivering $2 billion of adjusted EBITDA in 2015.

Looking at the fundamentals, cash margins for North American producers are in the 50% to 60% range, even with today’s market conditions. Against this healthy backdrop, over the next roughly 6 months we are about to grow significantly, adding 60% new production capacity to our portfolio with very similar margin structures to our current business.

We are investment-grade and have a very strong balance sheet, having just received $2.8 billion in cash. Our spending on the capacity expansion projects is quickly coming to an end, as we expect to be fully mechanically complete within the second quarter.

Our business combination with OCI is expected to deliver roughly $500 million annually in after-tax, full run rate benefits, and we expect our longer-term effective tax rate to drop from 35% into the low 20s, making us that much more efficient at converting EBITDA into cash.

Finally, bonus depreciation will provide us significant cash flow benefit this year.

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The bright future we’ve been talking about is arriving now. This is a lot of very positive change, all being delivered in a short period of time. However, one thing is constant through it all, and that is our focused strategy for driving total shareholder returns.

Our goal is to grow cash generation per share, and our capital allocation philosophy flows from that. We first look to grow our cash generation, the numerator in the equation. We do that with investments that have risk-adjusted rates of return well above our cost of capital and only if they drive cash flow per share accretion. Otherwise, we look to reduce our outstanding share count, thereby reducing the denominator in the equation.

Consistent with our past actions, all excess cash will be returned to shareholders. While we are fully committed to maintaining our solid investment-grade credit rating, as we look forward we believe there will be significant cash available for deployment. We will do that consistent with our singular goal of growing cash generation per share, just like we have in the past.

I want to end today’s call by thanking all of our employees who have worked so hard, not only on all of our strategic initiatives, but also keeping the core CF business running so strongly on a daily basis, while delivering our best ever safety performance—a truly remarkable accomplishment.

Many of the steps we have taken are already showing results, and I am excited that the next 6 months should see all of our initiatives move from planning and development into actually delivering cash flow to the bottom line.

With that, we will now open the line to answer your questions. Operator?

Operator:                                                                                            Thank you. As a courtesy to others on the call, we ask that you limit yourself to two questions. Should you have additional questions, we ask that you re-enter the queue, and we will answer additional questions as time allows. To pose a question at this time, please press star-one on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key.

Our first question is from Ben Isaacson with Scotiabank. You may begin.

Carl Chen:                                                                                     Hi. This is Carl Chen, stepping in for Ben. Thank you for taking my question. So, we have seen an incredible rally in the urea prices over the past weeks, owing to the prospect of an early spring. Can you please also comment on your expectation for the strength of the ammonia and UAN pricing recovery, given that Mosaic decided to curtail their production in Q1, and this early spring could reduce the need for UAN sidedressing?

Tony Will:                                                                                       Carl, I’m going to ask Bert to take that question. But I—just one observation. When you talk about an incredible rally in urea—I mean, the observation, I think, that a lot of us around the table would make is that the—you know, the trough pricing that was reported in January was a little bit artificial. It doesn’t really reflect where the market has any kind of liquidity or volume.

And that’s one of the reasons why it looks like it’s come back. Because the minute there was any sort of demand, it’s rebounded to what, you know, the real value of the product is. But, Bert, you want to handle the—?

Bert Frost:                                                                                       No, I agree with you about the urea market. It has recovered probably to more of a normal price range, and I think we had an anomaly. Like you said, very few barges were traded at those lower levels. And we know that because we entered the market to buy a few, and they were not there.

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I do anticipate—we are seeing now probably the opportunity for an early spring. Applications have already begun in the Southwest—Texas; Oklahoma—and the temperatures this weekend are very conducive to continue that activity. And I think as you see that warming trend move through—drying trend—throughout the Midwest, I would think that within a month, in the upper Midwest, that being Nebraska, Iowa, we may even see applications beginning then.

You’re correct that a lot of the ammonia stays within the producer’s hands and is available to the customers, those being the retailers, which then they’ll sell to the farmers for application. And I think the order trend has been a little bit different than in previous years.

But the feedback we’re getting from our customers is that there will be significant demand. We lost a lot of ammonia applications in the fall just due to the weather issues we articulated. And so, that N will still be needed to be applied. And so, as you move that to spring, we’re going to need almost a record ammonia season in order to fill some of that nitrogen demand, which I think will be difficult.

And so, per your comment on UAN, we believe that’s going to fall, either to urea or both to urea and UAN. And we’re positioning our products and our terminals and—with our customers, for that eventuality—that we’re seeing a pretty healthy market going forward for nitrogen on the demand side, and a parallel positive position for pricing going into and through spring, and even on the back half.

Carl Chen:                                                                                     Perfect. And maybe just a followup question. We have seen some reports indicate that Chinese urea producers are producing below cost and stockpiling in the anticipation of a strong spring application, similar to last year. Now, if the spring application disappoints in China, do you have a sense of how this residual inventory could weigh down urea prices abroad?

Tony Will:                                                                                       Today, the indications we’re getting out of China are that the terminal and the port inventories are lower than normal, and that makes economic sense, as what we said in the comments, with—we believe that the Chinese producers—a majority of them have been operating at or below cost. There’s very little incentive, then, to push product to the ports. And so, we’re seeing the Chinese industry operate rationally and according to economic principles.

Eventually gravity does work, even in China. And so, when you look at today, what’s going on in China, we’re at—wheat topdress has begun in China, and you’re seeing product move into those markets. Today, the domestic price is better and they’re—the incentive, then, is for the Chinese producer—the urea producer—to keep that product moving to the interior; and then they’ll probably look to the export market as we move through spring.

Today, if you loaded a Chinese vessel, let’s say March 1, and were sending that to the United States to New Orleans, it would probably be a 45-day voyage and then discharge, arriving in mid to late April. And you’re starting to get a little bit late. There have been some Chinese vessels sold for this spring, and we think they’ll arrive in late March through early April. But once you get past April, it’s difficult to have that product be applied for the spring and post planting season.

Carl Chen:                                                                                     Great. Thank you.

Operator:                                                                                            Thank you. Our next question is from Steve Byrne with Bank of America. You may begin.

Steve Byrne:                                                                          Yes, thank you. Bert, do you have an estimate of how much nitrogen inventory is in the retail channel now, and how does that compare to historical levels for mid-February?

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February 18, 2016

Bert Frost:                                                                                       Yes, Steve. Good morning. It is a little bit anecdotal, but we do spend a lot of time trying to determine what the physical inventory position is, whether that be dry on urea or UAN in the tanks. Most of the ammonia’s sitting with us or the other producers in the terminal system throughout the Midwest.

And so, what we know, just based on imports and production levels of UAN—we expect that those levels are lower than historical, due to the fact that we trended into fertilizer year 2016 at a low level of inventory entering that season, and then the production and imports, together with that, to build our numbers.

On urea, I think there’s sufficient inventory to begin the season. You can look at the import numbers and then, again, at the production numbers, and our production numbers. So there is enough probably in position. But is it in the right position? And then the second round of product that needs to be available. And I think that’s why you’ve seen this rally, is the scramble to get product in position.

Steve Byrne:                                                                          And how would you characterize those customers of yours? Are they fully engaged now in rebuilding inventory for what you describe as that second round? Or, are some of them still on the sidelines?

Bert Frost:                                                                                       It’s like a family. You know, everybody has a different opinion when you sit around and talk politics. Same thing about inventory on fertilizer. We’ve just—we’re—participate in the TFI, and met with the majority of our customers, and we had a—the whole range of opinions of, I’m not going to buy until the farmer comes in to purchase, and they’ll pay the appropriate price at that time, to those who have prepared and were anticipating.

And so, we’re working with each of our customers at their risk level, or their risk appetite. And some of that inventory has stayed with us, and we’re quite fine with that, because we believe in the size of this spring application season and the need for this product will be probably very robust.

Steve Byrne:                                                                          Okay. Thank you.

Operator:                                                                                            Thank you. Our next question is from Adam Samuelson with Goldman Sachs. You may begin.

Adam Samuelson:                                           Yes, thanks. Good morning, everyone. Maybe a question on the UAN market, if I will. The—I mean, you’ve had the—a recent (inaudible) spike in urea in the last 10 days or so. And I know, Tony, you said, hey, it was depressed in January and there was very little volume there. But at the same time the UAN market trended down in conjunction with urea; and then, if I look at spot pricing, I would say that urea is trading at a premium on an end value basis to UAN, which seems unusual.

And so, I’m trying to think about—(a), how your order book on UAN looks prospectively, given there’s less dependence on imports there; and, (b), how you think about the balance between the two products on an end value basis as we go into the spring.

Tony Will:                                                                                       Yes. Good morning, Adam. You did see a movement in UAN in January. We readjusted our—or adjusted our prices at that point. But the urea market stayed very steady, July through into January. And there was a reflection on an end basis at that time to move UAN more in line with urea.

But as you’ve seen urea move up, we’ve seen a demand build for UAN, and we believe that will continue through spring. UAN’s a great product. It’s so versatile in how it can be used, not only in wheat and corn. And so, I do believe that you’re going to see a price increase, or a value increase, going into spring for UAN as well.

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February 18, 2016

Adam Samuelson:                                           And as you look at your own order book today versus prior years on UAN, would you say you’re ahead of last year, behind last year, or any comments there?

Tony Will:                                                                                       Yes. Every year is different. And so, it’s more of, you can be ahead or behind; I’m not sure if that’s as meaningful as what the value associated with the product, and the gas price. So, we’re pretty excited about the level that we’re able to buy our feedstock, and I would think that at these lower levels it’s not as attractive to us to sell, and so we would prefer to wait for some appreciation.

Adam Samuelson:                                           Great. Thanks very much.

Operator:                                                                                            Thank you. Our next question is from Vincent Andrews with Morgan Stanley. You may begin.

Neel Kumar:                                                                           Hi. Good morning. This is Neel Kumar, calling in for Vincent. I was just wondering if you could speak about some of the inputs you’re assuming to build up to the marginal cost figure of $225 per short ton. You know, specifically in terms of anthracite coal prices; freight.

And also, can you just talk about how these inputs have changed from your 3Q estimate of marginal cost of $250 to $285 per short ton?

Dennis Kelleher:                                                        Yes. Sure, Neel. This is Dennis Kelleher. I’m just trying to get to the slide that you’re talking about, here in the deck. What we’ve done here is, basically, what we look at is, basically, all of the costs that exist at the plant site, plus all of the—and that includes costs to ship the coal to it, the plants that incurred—the costs at the plant site that are incurred, and then the cost to ship that product to the port. And then, obviously, to load it on the port so that it can be—and loaded on the boat and shipped to the US Gulf. So, all of those inputs sort of—you know, from the coal mine all the way through to the product arriving at the US Gulf, are included here.

And what we do is, on a regular basis we’re going to update that for everything from Chinese exchange rates to Chinese coal costs; in addition to that, to freight rates. And we do this across the curve.

And so, what’s happened, if you look at sort of where we’ve come to, is you’ve seen a decline in coal prices, but you’ve also seen a decline in the RMB exchange rate. And we’ve also seen a decline in shipping rates. And so, that’s what accounts for the sort of—the shift to downward in what we call the seasonal floor price range.

And I want to be clear that this is a seasonal floor price range, because we’re saying it’s $225 to $270. And what we do, perhaps differently from the way other producers look at it, is we look at the fluctuations in monthly offtakes for urea.

And so, during low periods you’ll see lower prices, like we’ve seen here in January and February. And then during high periods, like when you get into the spring, it takes more dollars to bid the more expensive marginal producers into the market. But that’s basically how we do this. We look at each of the bars here in the cost curve and we will update that.

With respect to China, we’ve got a lot of insight because of studies that we’ve done on a plant-by-plant basis. And so, we will update the costs on a plant-by-plant basis for the various subsets of their producers.

Tony Will:                                                                                       But, to be specific, we’re assuming $115 per metric ton mine-mouth coal, and using an RMB exchange rate of 6.55.

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Unidentified Participant:           Yes. (Inaudible) than my understanding (inaudible).

Dennis Kelleher:                                                        It’s at 6.51 this morning.

Neel Kumar:                                                                           Great. That’s pretty helpful. And just a quick second question. I was just wondering if your thinking has changed at all in terms of target leverage. I know previously you had mentioned 2 to 2½ times.

Tony Will:                                                                                       You know, on the leverage front we’re still 2 to 2½ times. I think as we get through the OCI transaction and reduce our effective tax rate, you could argue that the same amount of EBITDA actually goes farther, because we’re much more efficient at converting EBITDA into cash. So, you could see maybe another half-turn of additional leverage that we could take on. So, somewhere in the 2 to 3 times range, I think, is probably reasonable.

But, you know, we haven’t socialized that necessarily with all of the rating agencies and so forth. And, you know, our view is always, we want to maintain solid investment-grade rating, but have an efficient balance sheet. So we’re going to thread the needle on those two constraints.

Neel Kumar:                                                                           Great. Thanks.

Operator:                                                                                            Thank you. Our next question is from Joel Jackson with BMO Capital Markets. You may begin.

Joel Jackson:                                                                        Hi. Good morning. I wonder if you’d give a couple updates on methanol and the nat gasoline project. Where are you in your thoughts on that commodity, and if that is something you want to keep in the deal? Thanks.

Tony Will:                                                                                       Morning, Joel. So, you know, as we’ve talked about in the past, there is a closing condition for nat gasoline, that it has project financing. It is a very difficult project financing marketplace out there right now. And so, unless that, you know, was able to satisfy the closing condition, or we otherwise waive it, then nat gasoline would be excluded from—you know, from the deal. So, you know, we’re not a position right now where it’s decision time on any of that.

But, you know, the closing conditions are pretty clearly spelled out. That’s one of the reasons—the lack of project financing was one of the reasons, along with comments that we received from the SEC, that in the last S-4 filing that we made, what you saw was an assumption the nat gasoline was not part of the deal, with a footnote that said it could be included. And that reflects just the status of financing on that project.

Joel Jackson:                                                                        Okay. Thank you for that. And a couple of deets—can you talk about Verdigris; some of the outages there? And also, there’s been a lot of trade journal reports that perhaps, as the new capacity at D-ville’s come up, there’s been some issues with that production? Are there any issues that you could speak of? Thanks.

Tony Will:                                                                                       You know, we’re very happy with the new plant at Donaldsonville. The—it’s running well. And, look, you know, I don’t know how people drew that conclusion that the plant isn’t running well. I think, as Bert mentioned, we saw the—where pricing was trading on urea and thought, hey, at that level we’re buyers, not sellers. So, our decision to go in and grab a few barges had nothing to do with production problems. It was all about intrinsic value of the product versus where it was trading.

So, Chris, I’ll let you talk about Verdigris.

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February 18, 2016

Chris Bohn:                                                                               Yes. On the Verdigris, we have an ammonia plant. When we were doing the turnaround last year on the ammonia plant, we saw that we needed to replace some of the internals and catalysts, and that’s the work that we’re doing right now on that plant.

Tony Will:                                                                                       It’s some routine maintenance that we’re taking care of.

Joel Jackson:                                                                        Thank you.

Operator:                                                                                            Thank you. Our next question comes from Don Carson with Susquehanna. You may begin.

Don Carson:                                                                           Yes, thank you. Just a question on your forward order book. I noticed your customer advances were down almost 50% in dollar terms year over year. I assume your forward order book volumes were down even more.

And, Tony, you made reference to barges you were buying, you know, because of intrinsic value. It seems you’ve been more aggressive in buying of barges this year, you know, where you think the—you know, the price is attractive. Can—is that an accurate assessment?

Tony Will:                                                                                       Well, I—you know, I’d say, Don, that we have not really done that historically. And so, if—even were we to buy one or two barges, it would be by definition more aggressive than we’ve been in the past. But, you know, we just looked at the numbers and said, this price makes no sense. We were—we have more than enough demand to accommodate us bringing on some barges. So, we were in the mode of wanting to vacuum some of that up.

I’ll ask Bert to comment on the forward order book.

Bert Frost:                                                                                       Couple of things on the forward order book. When—just on the overall price differentials for this spring compared to last spring, you’ve seen probably $100 per product change. So, that’s just on the aggregate dollar terms that you mentioned. But having a forward order book or not having a forward order book, to me, is a reflection of your view of the market.

We do—we are interested in selling forward. We have a plant and logistical assets that we need to maintain and move. So there is an incentive—as a matter of fact, there’s a requirement to make sure that that happens. However, that’s also compared or contrasted against what the market is offering, and the view that we think the market’s going to improve.

So the incentive to have a forward order book in January and December just wasn’t there. And we have the capability to hold that product in inventory, or change the production mix, or export product. And so, we’re able to maintain and move through those periods a lot better than I think we used to. And that’s what you’re seeing, to me, reflected in that number, rather than a desire to be out there and build the order book at low prices.

Don Carson:                                                                           So most of this recent price fly-up should be realized as you go forward, in contrast to last year where you’d locked in more forward business.

Bert Frost:                                                                                       Yes, I’ll let you make that decision. But we think spring’s going to be positive.

Don Carson:                                                                           Right. Okay. Thank you.

Operator:                                                                                            Thank you. Our next question is from Matthew Korn with Barclays. You may begin.

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February 18, 2016

Matthew Korn:                                                             Hey, good morning, everybody. Let me ask this: what, right now, are the most opportune export markets for you today, both in geography and product? I’m wondering if the disarray in Brazil has allowed there for any development of—for foundations of a UAN market down there.

And then, just in terms of housekeeping, how much product did you actually send offshore this past quarter and this past year?

Bert Frost:                                                                                       Yes. So when you look at the export markets, it’s the marginal ton or the incremental ton for us at this point. We’ve—we’re in North America. It’s an import market. We’re—we have our assets well placed. And when I say asset, that’s the whole base—production, logistics, terminals, pipelines—to serve the American or North American farmer. And so, we want to be active participants in this market and monetize our position here.

And then the next step is looking at the export market. Because we’re adding this new capacity to be a 12-month, 365-day producer of these products, you need to be able to move things out, and at times move them out in large quantities. So, that’s when we look to the export markets. We’re active today in France, and Belgium; Argentina; Mexico; Brazil on UAN. We’ve opened up Colombia recently.

And so, when we’re focused on products, today it’s predominantly a UAN play; and then, next step, we’ve had some ammonia exports. We’ve worked with various people in that market, as well as destination consumers. But urea’s coming, as we bring up the—we brought up the new plant, and as we move to the spring we believe that we’ll be active more in the world urea market. And so, you know, I think you’ll just see our export participation continue to grow, and to be an integral part of our business.

Tony Will:                                                                                       The other thing I’d add to Bert’s comment, Matthew, is that, particularly once we’re through the OCI transaction and have that trading and distribution business as part of the fold, our desire to export will likely increase. And that’s one of the reasons that Bert and his team have been really developing some of these other market opportunities for us, like UAN into Brazil and Argentina, giving us, you know, ready demand and outlets for that product as we go through the OCI deal.

Matthew Korn:                                                             Great. Thanks. That’s helpful. Let me ask this, then. You know, everyone, of course, is focused on currency implications for price floor risk. But on a different angle, is there any immediate risk you see as a function of China’s removal of their crop price support? Does that put their domestic planting—their nitrogen demand at significant risk, or threaten its ability to absorb as much of its own supply?

Tony Will:                                                                                       So, Matthew, just on the—on currency devaluation issue, you know, the Central Bank stepped in, you know, recently, and provided some, you know, exchange rate pegging that’s actually more favorable than where we thought things were likely going to go. We thought, you know, the exchange could get close to 7, and—well, you know, it’s kind of pegged and holding steady at 6.51 or 6.50.

So, from that perspective I think there’s, at least as we see it today, a little bit less risk on the exchange rate side. But, Bert, why don’t you go ahead and handle the—

Bert Frost:                                                                                       Yes. I think when you look at what is going on with corn price supports and corn production, you’ve seen an interesting change over the last 10 to 15 years as China has outsourced their soybean production to Brazil, Argentina and the United States, and has continued to grow, and with that grow their end demand for corn and wheat. And the stockpiles of corn are high. That has created some perverse incentives. And so, you see sorghum, and DDGs and things, and those substitute products coming in at a greater level into China.

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February 18, 2016

So, I think with this release on pricing for corn, you’re probably going to see—you could see maybe a lower level of planting. But, again, it’s at a pretty high price today with that subsidy. And—but they also have a fairly low yield.

So, several things are changing in China. The move to acquire Syngenta, which we believe—with the seed technology and the germplasm associated with that, and the change possibly to GMO products in China, I think we have an evolving situation, coupled with the change in the economy—this currency devaluation—all these things together—I think it’s a little early to predict what that result will be to nitrogen, but we see each of these steps as positive, opening steps, and greater participation in the global market, which sustains the price of corn, soybeans and wheat going forward.

Matthew Korn:                                                             That’s great. Thanks, gentlemen.

Operator:                                                                                            Thank you. Our next question is from Mark Connelly with CLSA. You may begin.

Mark Connelly:                                                          Thanks. Two easy questions. You mentioned the prospect of a stronger-than-normal back half of the year. I’m curious if you expect to carry out more inventory from spring, or whether the ramp in new capacity is enough to take care of that.

And then the second question—I’m assuming you’re still unhedged on the European business, and I wonder if you could talk about how your hedging strategy’s going to evolve as you pick up OCI.

Tony Will:                                                                                       So, let me, I think, make one clarification, then I’ll ask Bert to pick up that one. But I think when we’re talking about a stronger second half of the fertilizer year, as opposed to a stronger half of the second half of the calendar year—because what happened with the—you know, with the low level of application of ammonia in the fall, a relatively lighter application, we still see total nitrogen aggregate demand in North America being roughly equivalent to where it was last year.

So corn acres are up a bit. Wheat acres, we think, are down a bit overall. Kind of the same amount of nitrogen; but with less going down in the fall, that means more’s got to go down in the spring in order to get the same kind of yield.

So that’s why we’re pretty bullish here on the spring application season. I think everyone says the second half of the year, once you get past July 1, that’s a complete reset and you start all over again.

Mark Connelly:                                                          Okay. Fair enough.

Tony Will:                                                                                       But I don’t know that we’re taking a strong position on that one.

Relative to Europe, yes, we are completely unhedged, both on the UK production as well as anything on the continent. And, you know, our view historically has been that we hedge in order to take out price volatility typically associated with weather-related events. And, you know, recently here, as we got into last year, we took some longer positions in North America.

Obviously those positions are upside-down, and as we have kind of stepped back and evaluated, you know, our thinking on this, I think you’ll see us head more towards our traditional approach, which is the hedging is really not to try to lock in any particular cost base over a long period of time, but it’s really to take out seasonal volatility, and possibly get rid of some basis risk.

Mark Connelly:                                                          Okay. Very helpful. Thank you.

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February 18, 2016

Operator:                                                                                            Thank you. Our next question is from Chris Parkinson with Credit Suisse. You may begin.

Chris Parkinson:                                                       Perfect. Thank you. Can you comment on your longer-term expectations regarding the respective cost curves for ammonia and nitrates versus urea, due to the regional differences of feedstock costs, FX, et cetera?

And then, based on this, how do you perceive the average price spread in terms of nutrient tons? Do you believe parities will hold or even potentially expand, specifically in the potential event of further yuan depreciation? Thank you.

Tony Will:                                                                                       Yes, Chris. Let me start off on kind of the long term, or how we view sort of mid-cycle pricing. Which is, the way that we kind of evaluate that is based on low-cost gas regions bringing on new capacity. New capacity will continue to be added until the next marginal plant only reaches its kind of cost of capital return. And that’s the price at which, you know, we say, kind of long-term mid-cycle prices.

What—even though feedstock costs have declined, as you’ve said, one of the things that’s helpful in that equation is the fact that capital cost continues to increase. And the lowest-cost gas region, you know, right now, in terms of adding new facilities, is North America. And if you look at what the cost to bring, you know, new production on in North America, it is very high, as we know all too well.

And, you know, the result of that is, we have not seen a dramatic shift in our long-term view of where pricing has to be in order to support a healthy marketplace. It’s moved a little bit, but not dramatically. And it’s really—you know, the vast majority of the cost is in the ammonia-making step, from a variable cost perspective.

And so, you know, we believe that you’ll continue to have to have sort of traditional increases in relative values, the more upgrades you do. Because you’ve got to pay for new capital. Even though there’s not very much variable cost there, you have to pay for the new capital to put in each new step in the upgrade process. And the functionality of, you know, UAN, as Bert was talking about earlier, is greater than urea or AN or whatnot.

So, each step in the process has to return appropriate capital. And also, the farmer gets more utility out of UAN, so they pay a premium for it. So we don’t see that—there being a radical change in terms of the underlying margin or pricing structure between products. And in fact, over the long term, we don’t see a radical change in terms of where we expect product pricing to trend.

Dennis Kelleher:                                                        Yes. Specific, though, Chris, to the cost curve, we’ve looked at the urea cost curve. As you know, that’s the most widely traded globally, fertilizer—nitrogen fertilizer there is. When we look at the cost curve and dial ahead, 2018 to 2019, Chinese anthracite coal production remains the marginal producer.

So, from a cost curve perspective, although there will be additions in between and subtractions, puts and takes, at the far right-hand side of the cost curve remains Chinese producers, and at the far left-hand side of the cost curve, we believe, maintains North American production, which is where we sit. So, we don’t see any major shift in terms of what the actual supply curve looks like going forward.

Chris Parkinson:                                                       Perfect. Thank you. And just a quick followup. Now that it’s been roughly 6 months since the announcement of the OCI deal, could you just give a little comment on—regarding your confidence in the ex-tax synergy number across both the US and also European potential? Do you

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still feel just as comfortable as you did then, or have there even been new discoveries for potential opportunities? Thank you.

Tony Will:                                                                                       Yes. Chris, as we continue to do meetings and integration planning with our OCI counterparts, we continue to find opportunities and other synergies that were not necessarily previously known. I wouldn’t say that all of those are on the tax front. In fact, most of them are not; they’re mostly on the operational side. But there hasn’t been any change in—you know, in law at this point.

And so, our—you know, our confidence level and projections are based on current law. So that remains as it was, and that’s why we say, from an effective tax rate, we’re sort of in the low 20s, where we’ll settle out, we believe.

Chris Parkinson:                                                       Perfect. Thank you very much.

Operator:                                                                                            Thank you. Our next question is from PJ Juvekar with Citi. You may begin.

Dan Jester:                                                                                    Hey, good morning, guys. It’s Dan Jester, on for PJ. So, if I hear Bert correctly, we missed some application in the fall, the winter buying season was pretty slow, and there’s a risk of maybe an early spring. You know, in the past that has been a scenario in which the supply chain has gotten pretty stressed. So, can you talk if you’re doing anything differently from a logistic standpoint this spring compared to, you know, the last couple of springs?

Tony Will:                                                                                       Dan, I’ll let Bert answer that. But I wouldn’t say it’s a risk of an early spring. I’d say it’s a—that’s nothing but positive news, if it—you know, in fact, we start moving product here earlier than normal. But Bert, go ahead.

Bert Frost:                                                                                       So, you know, we look at a number of scenarios. And like any company would be doing scenario planning and looking at our asset capability, and to meet the customer demand, staying in contact with our customers for what they think they’re going to see. And so, I do believe you will have a stressed system.

That being said, we have set up, with our barge service provider, ample service and what will be coming out of the plant, mostly Donaldsonville, on barge, and utilizing our terminals from—that are served from the pipeline as well as by barges, that being ammonia. And we are well-positioned for that. And then it’s UAN.

And so, when you look at, you know, probably an early release on barges for ice lock, getting up into the upper Midwest to our furthest northernmost point, Minneapolis, we think we’ll be well-supplied—well-positioned. And as you see the weakening in the oil and the coal markets on rail, we’re getting a lot better service from our rail providers, and we have 5,000 to 6,000 rail cars in our service as well as extras if needed. And we’re fully utilizing those assets to get product in position.

Tony Will:                                                                                       The other thing I would add to Bert’s comments, Dan, is that, given, you know, our broad base of in-market production and all the different major rail lines that we’re on, plus all of our storage in different locations, we are sort of really able to deal with supply chain stress and disruptions on any of the rivers or, you know, rail systems, I think better than most people, because of the diversity of our asset base and our mix.

And so, in a lot of cases, when—you know, when those discontinuities or stress points happen, it benefits us disproportionately compared to other people. So we’re not afraid of it necessarily. It oftentimes brings some benefit to us.

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February 18, 2016

Dan Jester:                                                                                    Okay. That’s really helpful. Thanks. And then, just quickly on Trinidad—you know, gas curtailments have been going on there for several years now. So is there something that changed your view about the outlook for Trinidad, that forced the impairments this quarter? Thanks.

Tony Will:                                                                                       Yes. I think a couple of things, Dan. As you know, most of the Trinidadian-based gas contracts are indexed off of the underlying product. So, in our case, for our—you know, our one plant joint venture, it’s indexed off of ammonia pricing. Some of them are off of methanol price. Some of them are off of ammonia price, and so forth.

And so, what’s happened is, as product pricing has come down, that means the gas price into the Point Lisas estate has also correspondingly come down. And it’s—means there’s less money going to NGC—National Gas Company. It’s in a situation where, at the price that’s currently being paid for the gas, that’s below what we believe replacement cost of gas in Trinidad is.

And so, one of the things that is different today than maybe a year or two ago was, we had believed that curtailments may have been more, you know, temporary in the past, and that new production was coming online.

As we sit here today, gas price doesn’t justify the new investment needed to bring on additional production, and at the lower product pricing in the marketplace you can’t make up for the lost production that we’re losing. So, it’s that combination of factors that’s really led us to take the impairment.

Dan Jester:                                                                                    Thank you so much.

Operator:                                                                                            Thank you. Our next question is from Andrew Wong with RBC. You may begin.

Andrew Wong:                                                               Hey, thank you. Good morning. So, regarding the share repurchases, I mean, I know they’re on hold because of the OCI transaction. How quickly can you resume repurchases after the transaction’s complete? I know there’s a blackout period and stuff like that. If you can just walk through some of that thinking. And then, what sort of magnitude can we expect for this year?

Tony Will:                                                                                       Yes. So, it’s—so, you know, I would say, Andrew, we are focused right now on getting through close. And as part of that process, of course, we’re evaluating and updating our capital position. We believe, as I said earlier, that there’s a lot of things that are really wind in our sails.

So, a combination of the CHS venture commencing and getting that cash in the door, and the benefits that we’re going to be receiving as a result of bonus depreciation means that we’ve got a lot of liquidity; and, you know, given where the share price is trading, of course, we’re very anxious to start deploying that.

But we need to get through the close first, and then we’ll make an appropriate announcement. You know, it’s going to require authorization by the new board of directors of the newly-constituted company before we’re able to do anything. But, you know, I’m as anxious as anyone to get after it as soon as possible.

Andrew Wong:                                                               Okay. And then maybe just switching to something else, the Chinese nitrogen production—I know that there has recently been some reports that they have lower operating rates. Do you have a sense of whether these are more temporary-type curtailments or are we talking about more permanent-type shutdowns?

Tony Will:                                                                                       I mean, I think our view is, there’s been a lot of new capacity coming on in China, and the excess overhang is capacity that the world doesn’t really need—that these reduction in operating rates tend

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to more offset—permanent offsets against some of the new capacity that’s come on. We don’t think that it makes sense for that—you know, all of that production to be running where it was.

And so, when you see, you know, operating rates come back, I think it’s not because they’re going to be producing more; it’s because some of those plants are going to be permanently shut down and taken kind of off of the capacity curve.

Andrew Wong:                                                               Okay. Thank you.

Operator:                                                                                            Thank you. Ladies and gentlemen, that is all the time we have for your questions for today. I would like to turn the call back to Dan Aldridge for closing remarks.

Dan Aldridge:                                                                     That concludes our call today. I’m available for any follow-on questions. Thank you for your time and interest, everybody.

Operator:                                                                                            Ladies and gentlemen, this concludes today’s conference. Thank you for your participation and have a wonderful day.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the future performance and operation of the strategic venture with CHS Inc. (the “CHS Strategic Venture”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the

OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic report filed on Form 10-Q, which is available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by CF B.V. (SEC File No. 333-207847) for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements.  Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.